

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2018

Ming Wang
Chief Executive Officer
Hailiang Education Group Inc.
1508 Binsheng Road, Binjiang District
Hangzhou City, Zhejiang 310051
Peoples Republic of China

> **Re: Hailiang Education Group Inc.**
> **Registration Statement on Form F-3**
> **Filed December 22, 2017**
> **File No. 333-222271**

Dear Mr. Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

Division of Corporation Finance
Office of Telecommunications